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                                                                    Exhibit 99.1

Sify Reports US GAAP Results for Quarter 4 and the Year Ended March 31, 2002

A year of robust growth in revenues and reduction in cash losses and cash burn

Chennai, India--April 17, 2002--Satyam Infoway limited (Nasdaq: SIFY), India's premier Internet network and eCommerce company, announced its results for the fourth quarter and the year ended March 31, 2002.

Highlights:

- Sales revenue during the year at $32.3 million grew 29% over last year. Sales revenue in Q4 at $8.2 million grew 16% over same quarter last year though sales revenue declined marginally versus immediately preceding quarter.

- Cash loss (Loss before interest, depreciation and amortization) during the year at $20.1 million was 26% lower than last year. Cash loss for Q4 likewise at $5.3 million was 40% lower than same quarter last year. Cash loss for Q4 was higher than Q3 due to one off costs in building the product offering for Voice over Internet and conversion of Cybercafes to new generation fixed wireless broadband.

- Cash burn (net reduction in cash) during the quarter at $3.4 million was lower than last quarter by 20%. Cash burn excludes the effect of one time inflow of $6.9 million from sale of software services business.

- The results of the software services business and the one time income from the sale of software services business are excluded from the above results to facilitate comparison of operating performance.

R Ramaraj, CEO and MD stated, "The year has seen Sify growing its topline revenue, while controlling costs, reducing cash losses and cash burn. The new year opens with fresh opportunities for Internet businesses in India. We recognise Voice over Internet as a unique opportunity for Sify with its nationwide network of cybercafes. Our challenge in the next four quarters is to continue building up the revenue model and bring down bandwidth costs."

Summarised results:
(in $ million all translated at $1= Rs.48.83)

                                        Year ended            Quarter ended     Quarter ended
                                        31st March             31st March          31st Dec
                                     ----------------        ----------------   -------------
                                     2002        2001        2002        2001        2001
                                     ----        ----        ----        ----        ----
Sales Revenue:
 Corporate services                  16.6        12.1         4.0         3.1         4.2
 Retail Internet access              10.0         9.6         2.7         2.7         2.9
 Portal                               4.2         3.0         1.0         0.9         1.1
 Others                               1.5         0.4         0.5         0.3         0.4
 Total                               32.3        25.1         8.2         7.0         8.6

Cash loss (EBIDTA)                   20.0        27.1         5.3         9.0         3.8

Loss before charges
relating to goodwill and
investments                          32.2        28.3         8.0        11.5         7.9

Net loss                            147.5        51.4         8.4        17.5
                                                                                      8.3

Cash Loss per ADR ($/ADR)*           0.22        0.30        0.06        0.10        0.04
Net Loss per ADR ($/ADR)             1.59        0.56        0.09        0.19        0.09
(4 ADRs equal 1 Equity Share)

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Sales revenue and cash loss exclude the results of the software services business and the one time income from the sale of software services business.

Cash loss relates to earnings before interest, tax, depreciation and amortization. This is not part of the certified financial statements published under US GAAP.

Corporate Services

The data/network services and other value added services to corporate customers accounted for 52% of total revenue and posted 38% growth in revenue over last year. Sify continued to add to its list blue chip corporate clients, and was recognised as the "undisputed leader in the VPN market space" by IDC in its report of September 2001.

Sify is rolling out its fixed wireless broadband network in the last mile to enhance product offering reliability and quality of service to its corporate customers. During the year Sify added 70 corporate customers to its broadband network.

Key customer wins in Data / Network services during the year include General Electric, Emerson, Dabur, HFCL, Accenture, Sapient, HDFC, Mahindra & Mahindra, Oracle and I-Flex.

Voice over Internet in closed circuits is now an exciting opportunity for Sify to offer its corporate customers.

Sify's world class hosting centre at Vashi continued to attract discerning Corporate clients such as Bose Corporation, NDTV, Accumen Software, HLL etc.

Sify's subsidiary, Safescrypt, has become the first Certifying Authority in India licensed to issue Digital certificates. This would allow Sify to play a strong role in offering safety/authentication and evidencing to electronic communication by its corporate customers and promote online commerce.

Retail Internet Access

Sify continues to lead the retail Internet access business with over 600,000 subscribers using Internet from their homes and from Sify's nationwide network of 680 cybercafes.

Sify's cybercafe model has seen explosive growth during the current year. Surveys point to a high level of customer satisfaction attributable to the service offered by the owner-franchisee, the ambience, the rich bandwidth provided etc. Sify is poised to exploit the opportunities provided by legalisation of Voice over Internet. Sify is ready with a segmented differential billing engine that is capable of identifying VOIP users and charging them for VOIP services across the country (the development of which during the quarter was a reason for high costs during the quarter). Initial response to this product in Sify's cybercafes has been encouraging. During the quarter, approximately 300 of the I-ways have been broadband enabled.

Sify's leadership position in Internet access through the dial up business segment has been further enhanced during the year. Sify's focus has been to increase the retail prices and reduce the bandwidth cost to bring structural profitability into this business though there is much more to be done before the agenda is complete. Sify's growing market share, while some competitors exited the business, provides an opportunity for commanding leadership in addressing this market after structural profitability is achieved.

Sify has extended its broadband services to the retail market and has over 200 buildings in Mumbai and Chennai wired up to receive broadband Internet, with over 500 customers.

Portal

Sify.com now has channels covering practically all topics from astrology to weather. During the year, new channels for money transfer on samachar.com and travel on indiaplaza.com were added. Sify GreeMail campaign was successful in promoting the use of Sify e-mail.

Consumer businesses restructured :

Sify's retail consumer businesses have been consolidated under one business division to exploit synergy opportunities in designing the product offering, standardising customer experiences, unifying sales force,

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offering customers seamless access across various media and achieving economies of consolidation. This is expected to provide market and cost benefits.

Recognition and Honors

SIFY is the first company to be certified ISO9001:2000 by DNV Netherlands for Network Operations, Data Center Operations and Customer Support Management.

Khel.com and Khoj.com, two channels of SIFY's portal Sify.com, were adjudged the most popular sites at the Digit Web Awards 2001.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in this press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the various business segments and the ability of Sify to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements.

Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in Sify's Report on Form 6-K for the fiscal quarter ended December 31, 2001 which has been filed with the Securities and Exchange Commission and the other reports it files with the SEC from time to time. These filings are available at www.sec.gov.

For further information please contact:

Mr. David Appasamy,
Corporate Communications
Satyam Infoway Limited
Phone: (+91 44) 254 0770 Extension 2013
email: david_appasamy@sifycorp.com

Corporate Website: www.sifycorp.com